LAWLER & ASSOCIATES

a professional law corporation

1530 - 9th Avenue, S.E.

Calgary, Alberta T2G 0T7

Telephone: 403-693-8014

Facsimile: 403-272-3620

W. SCOTT LAWLER, ESQ.

 Admitted in California

Friday, October 7, 2005

Via Edgar and Overnight Courier

Mail Stop 3561

United States Securities and Exchange Commission

100 F Street, N.E.,

Washington, D.C. 20549

Attention:   Mr. John Reynolds, Assistant Director

RE:

Homassist Corporation

Registration Statement on Form SB-2/A.2

File Number: 333-124405

Dear Mr. Reynolds:

Please find enclosed herewith three (3) clean copies and three (3) redlined copies of Amendment No. 2 to Homassist Corporation’s registration statement on Form SB-2/A.

Below are the comments from your comment letter regarding Homassist Corporation’s Form SB-2 filing, each followed by Homassist Corporation’s responses thereto.

General

Comment

1.    It does not appear that a “red-lined” version of the amendment was filed on EDGAR, even though it is labeled as such. For the next amendment to be filed, please ensure that a “red-lined” or marked copy of the amendment is filed as required by Regulation S-T.

Response

Prospectus Cover Page

Comment

2.    Please highlight the cross-reference to the risk factors section, as required by Item 501(a)(5) of Regulation S-B.

Response

Prospectus Summary

The Company

Comment

3.    We reissue prior comment 2 from the letter dated May 26, 2005. We again refer you to the statement that “we do now expect to have revenues until at least three months after this registration statement becomes effective.” Your supplemental response indicates this statement was removed. The statement is still on the first page. Please revise.

Response

Risk Factors, page 5

Comment

4.    We note your response to prior comment 5 from your letter dated July 20, 2005. We are unable to locate such disclosure in the risk factors section. Please add the risk factor discussing the control by management and the resultant risk. In addition, please expand to state that management presently owns 100% of the outstanding shares. Also, clarify that there is no guarantee that you will sell all of the shares in this offering and that management will still retain control of the company, even if the maximum is raised in this offering.

Response

We have added the risk factor requested by this comment.

Comment

5.    We note the disclosure in risk factor 7 that it is possible that if you fail to sell the entire offering that you may never commence operations. Please disclose in the business section and the plan of operations section your plans regarding your business if you are able to only raise minimal funds in this offering or through other sources of funding.

Response

Plan of Distribution, page 10

Comment

6.    Please provide the disclosure required in prior comment 10 for Ms. Legere.

Response

Comment

7.    Reconcile the termination date in this section with the disclosure on the prospectus cover page.

Response

Directors, Executive Officers, Promoters and Control Persons, Page11

Comment

8.    Disclose the amount of time Ms. Legere currently devotes to your business.

Response

Description of Business, page 14

Comment

9.    Please disclose in greater detail the types of services to be provided. We note references in the plan of operations to community seminars, teaching in a classroom setting, and private tutorials. Please disclose how these programs will differ.

Response

Competition and Competitive Strategy, page 16

Comment

10.    Please provide the basis for your belief that there are no established businesses in Vancouver or Edmonton offering to teach the non-professional caregiver and that the option you are presenting “is in fact unique” or remove.

Response

Governmental Controls and Approvals, page 17

Comment

11.    Please disclose in this section your supplemental response to prior comment 30 from the letter dated May 26, 2005. Also, please explain how you were able to arrive at the estimates for operations for the next twelve months when you are unable to determine these costs? Please clarify the process to obtain the necessary governmental approval, and the time frame for commencing and completing the process.

Response

Comment

12.    Please clarify whether there are any licensing or certification requirements for the individuals providing training.

Response

Plan of Operation, page 18

Comment

13.    The boxes on page 19 are blank. Please revise or advise.

Response

Comment

14.    We note the estimated expenses of $8 to $10,000 for the brochures. Please estimate the cost of additional promotional expenses and the time frame for commencing and completing the additional promotional expenses.

Response

Comment

15.    We note the references on page 15 to community television programs. Please disclose the time frame for this phase of your business plan, the estimated expenses and the source of funding.

Response

Comment

16.    Disclose the cost of the graphic designer to develop a logo design.

Response

Comment

17.    Disclose when you plan to commence conducting one-on-one training, seminars and classes.

Response

Expenditures, page 20

Comment

18.    We note the statement that “[I]f we are only able to raise nominal funding, we will pay legal and accounting fees.” Considering that those fees are stated to be $4,000, please explain how those fees will be paid, and what you mean by “nominal” funding.

Response

Comment

19.    Revise the final paragraph of this section to make clear that you are referring to the “maximum” amount of funding, and that there is no assurance that this amount will be raised or that you will generate any revenues within the first year.

Response

We have made the revisions noted by this comment.

Comment

20.    We again note that this offering has no minimum. Please disclose your plan of operations if you are unable to raise funds in this offering. Disclose how your plan to develop your business if you are unable to raise sufficient capital through this or a subsequent offering. We may have further comment.

Response

Comment

21.    Please disclose your current cash balance as of the most recent practicable date and disclose how long you can currently satisfy your cash requirements.

Response

Certain Relationships and Related Transactions, page 21

Comment

22.    Please explain the statement that there are no promoters being used in relation to this offering.

Response

We have revised this statement and believe that it is now clear.

Part II

Recent Sales of Unregistered Securities, page 25

Comment

23.    Briefly state the facts relied upon in your reliance upon Rule 504 of Regulation D.

Response

We believe that many and all required facts for reliance upon Rule 504 are provided in this section. If you can point out any facts that need to be stated that have not been stated, that would be very helpful.

Exhibits, page 25

Comment

24.    Revise your legality opinion to indicate that the opinion opines upon Nevada law Constitution and all reported judicial decisions interpreting those laws.

Response

We have passed this comment onto our Nevada attorney, and will file a revised legal opinion upon receipt.

We look forward to receiving any comments that you may have regarding Amendment No. 2 to this registration statement.

Sincerely,

/s/  W. Scott Lawler

W. Scott Lawler, Esq.